SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 1-10210

                           NOTIFICATION OF LATE FILING

      (Check One):  [X] Form 10-K [ ] Form 11-K  [ ] Form 20-F   [ ]Form 10-Q
[ ] Form N-SAR

For Period Ended:  December 31, 1999
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[ ]  Transition Report on Form 10-K          [ ] Transition Report of Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  eGlobe, Inc.
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Former name if applicable:

Address of principal executive office (Street and number):1250 24th Street, NW, Suite 725
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City, state and zip code:  Washington, DC 20004
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

       The Form 10-K could not be filed within the prescribed time period because the gathering of information in connection with, as well as the preparation and completion of, the financial statements for the Form 10-K has required an unexpectedly substantial amount of time. Accordingly, additional time is required to complete the preparation of the financial statements to be included in the Form 10-K.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

              Graeme S.R. Brown                  (202)             822-8981
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              (Name)                          (Area code)     (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[   ] Yes     [ X ] No
       Current Report on Form 8-K/A relating to financial statements of acquired company, IDX International, which was due to be filed with the Commission no later than February 15, 1999 was filed on March 31, 1999.

       Annual Report on Form 10-K which was due to be filed with the Commission no later than April 15, 1999 (due to 12b-25 late filing notification) was filed on April 16, 1999. The Company has requested an adjustment to that filing date to April 15, 1999 and is waiting for a response from the Commission.

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  eGlobe, Inc.
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                  (Name of registrant as specified in charter)

Have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                               eGLOBE, INC.

Date:  March  30, 2000                         By:     /s/ Graeme Brown
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                                                      Graeme Brown
                                                      Deputy General Counsel
                                                         and Secretary

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T.

                   Anticipated Change in Results of Operations


         We incurred a net loss of $51.5 million, $7.1 million and $13.3 million for the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively, of which $23.6 million, $5.6 million and $15.0 million of expenses is attributable to the following non-operating charges:



                                                                                 (Nine Months)
                                                             December 31,        December 31,         March 31,
                                                                 1999                1998                1998
                                                           --    ------            --------            ------
Additional allowance for doubtful accounts                             $ 2.4                $ 0.8             $ 1.4
Acquisition related amortization of goodwill
   and other intangibles                                                 7.1                  0.2               0.2
Deferred compensation to employees of
   acquired companies                                                    1.6                  0.4                 -
Depreciation and amortization                                            5.1                  2.1               2.6
Interest expense net of the amortization                                 2.4                  0.4               1.2
Amortization of debt discounts                                           5.2                  0.6               0.5
Settlement Costs                                                           -                  1.0                 -
Proxy-related litigation settlement costs                                  -                  0.1               3.9
Corporate realignment costs                                                -                    -               3.1
Additional provision for income taxes                                      -                    -               1.5
Other items                                                                -                    -               0.6
                                                                         ===                  ===               ===
                           Total Non-Operating Charges                 $23.8                $ 5.6             $15.0




After deducting these items the loss for the year ended December 31, 1999 was $27.9 million, compared to $1.5 million for the nine months ended December 31, 1998, and net income of $1.7 million for the year ended March 31, 1998.

         The principal factors for the losses incurred for the year ended December 31, 1999 are: (1) the incurrence of upfront costs to build out capacity to meet our anticipated growth, primarily the traffic that results from the Trans Global acquisition, (2) the integration costs of integrating these acquisitions, (3) headcount increases, and (4) legal and administrative charges principally incurred to support the acquisition activity.